

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 5, 2009

Via U.S. Mail and facsimile to (650) 513-7907

Mr. Stephen M. Smith
President and Chief Executive Officer
Equinix, Inc.
301 Velocity Way, Fifth Floor
Foster City, California 94404

      Re: **Equinix, Inc.**
            Form 10-K for the fiscal year ended December 31, 2008
            Filed February 26, 2009
            File No. 000-31293

Dear Mr. Smith:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              /s/Celeste M. Murphy
              Legal Branch Chief